CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

For the nine months ended May 31, 2018 and 2017

(Stated in Canadian dollars)

(unaudited)

Notice to Reader

These condensed consolidated interim financial statements of Miranda Gold Corp. have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditor has not reviewed these condensed consolidated interim financial statements or the related Management Discussion and Analysis.

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - stated in Canadian dollars)

	Note	May 31, 2018	August 31, 2017

ASSETS
Current
Cash	5	$ 623,437	$1,243,911
Amounts receivable	6	6,339	4,166
Investments and marketable securities	7	14,000	220,040
Advances and prepaid expenses	8	202,721	42,100
		846,497	1,510,217

Equipment	9	38,654	49,388
Exploration and evaluation assets	10	980,892	894,015

		$1,866,043	$2,453,620

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	11	$ 42,275	$268,033

Shareholders’ Equity
Share capital	12	32,202,273	31,280,144
Stock-based reserve		7,006,899	7,006,899
Warrant reserves		5,696,054	5,155,664
Accumulated other comprehensive loss		(77,324)	(38,323)
Deficit		(43,004,134)	(41,218,797)
		1,823,768	2,185,587

		$1,866,043	$2,453,620

Nature and continuance of operations                                              1
Subsequent events                                                                            10(d)

These condensed consolidated interim financial statements were approved for issue by the Audit Committee of the Board of Directors on July 27, 2018.

They are signed on the Company’s behalf by:

“Joseph Hebert”	“Kevin Nishi”
Joseph Hebert, Director	Kevin Nishi, Director

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS
(Unaudited - stated in Canadian dollars)

		Three months ended May 31,		Nine months ended May 31,
	Note	2018	2017	2018	2017

Expenses
Consulting fees	13	$ 37,599	$ 37,500	$ 167,599	$ 100,000
Depreciation		3,518	5,100	10,518	14,864
Directors’ fees	13	14,212	10,326	206,658	30,645
Exploration and evaluation expenditures	10	350,156	437,530	896,768	1,015,447
Foreign exchange		37,793	(38,762)	(18,951)	(79,090)
Insurance		5,728	7,809	18,124	22,209
Investor relations		33,989	35,768	64,626	119,048
Office, rent, telephone, sundry		7,955	14,402	35,901	40,512
Professional fees		9,248	49,616	30,775	73,140
Stock-based compensation	12	-	-	-	133,468
Travel and promotion		9,690	12,713	20,919	22,604
Transfer agent, filing and regulatory		12,304	9,955	30,723	31,929
Wages and benefits		33,823	56,490	131,297	183,817
		(556,015)	(638,447)	(1,594,957)	(1,708,593)

Interest income		18	267	171	1,255
Loss on disposal of investments		(189,972)	-	(189,972)	-
Loss on disposal of equipment		-	-	(579)	-
		(189,954)	267	(190,380)	1,255
Loss for the period		(745,969)	(638,180)	(1,785,337)	(1,707,338)

Items that are or may be reclassified to profit or loss
Marketable securities, net change to fair value		(5,000)	(11,000)	(18,000)	(4,000)
Foreign currency translation differences for foreign operations		28,132	(15,154)	(21,001)	(24,860)
Comprehensive loss for the period		$ (722,837)	$ (664,334)	$ (1,824,338)	$ (1,736,198)
Basic and diluted loss per share		$ (0.006)	$ (0.006)	$ (0.016)	$ (0.017)
Weighted average number of shares outstanding		129,826,137	103,380,807	113,369,683	103,380,807

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - stated in Canadian dollars)

	Nine months ended May 31,
	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (1,785,337)	$ (1,707,338)

Items not involving cash:
Depreciation	10,518	14,864
Loss on disposal of equipment	579	-
Loss on disposal of investments	189,972	-
Stock-based compensation	-	133,468
Unrealized foreign exchange gain	(45,363)	(93,098)

Changes in non-cash working capital balances:
Amounts receivable	(2,173)	(750)
Advances and prepaid expenses	(160,621)	100,902
Accounts payable and accrued liabilities	(225,758)	(73,389)
	(2,018,183)	(1,625,341)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation asset acquisitions	(80,068)	(460,681)
Equipment purchases	-	(1,809)
	(80,068)	(462,490)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued	1,513,187	-
Share issue costs	(50,668)	-
	1,462,519	-
Effect of foreign exchange on cash	15,258	58,641
Change in cash during the period	(635,732)	(2,029,190)
Cash, beginning of period	1,243,911	4,048,000
Cash, end of period	$ 623,437	$ 2,018,810

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - stated in Canadian dollars)

	Nine months ended May 31,
	2018	2017

Share capital:
Balance, beginning of the period	$ 31,280,144	$ 31,148,478
Issuance of common shares	972,797	-
Share issue costs	(50,668)	-
Balance, end of the period	32,202,273	31,148,478

Reserves:
Stock-based:
Balance, beginning of the period	7,006,899	6,873,431
Stock-based compensation	-	133,468
Balance, end of the period	7,006,899	7,006,899

Warrants:
Balance, beginning of the period	5,155,664	5,155,664
Issuance of warrants	540,390	-
Balance, end of the period	5,696,054	5,155,664

Deficit:
Balance, beginning of the period	(41,218,797)	(38,573,018)
Net loss for the period	(1,785,337)	(1,707,338)
Balance, end of the period	(43,004,134)	(40,280,356)

Accumulated other comprehensive income (loss):
Marketable securities fair value reserve:
Balance, beginning of the period	13,600	21,600
Net change in fair value of marketable securities	(18,000)	(4,000)
Balance, end of the period	(4,400)	17,600

Foreign currency translation adjustment:
Balance, beginning of the period	(51,923)	(86,411)
Change for the period	(21,001)	(24,860)
Balance, end of the period	(72,924)	(111,271)
Total accumulated other comprehensive income (loss)	(77,324)	(93,671)
Total shareholders’ equity	$ 1,823,768	$ 2,937,014

Number of common shares outstanding:
Balance, beginning of the period	105,005,077	103,380,807
Shares issued	27,512,500	-
Number of common shares outstanding	132,517,577	103,380,807

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended May 31, 2018
(Unaudited - stated in Canadian dollars)

1.
NATURE OF OPERATIONS AND GOING CONCERN

Miranda Gold Corp. (“Miranda” or the “Company”) is a publicly traded company incorporated under the laws of the Province of British Columbia, Canada. The Company’s shares are listed on the TSX Venture Exchange (“TSXV”). The corporate office of the Company is located at 15381 - 36th Avenue, South Surrey, BC V3Z 0J5. The Company is engaged in the identification, acquisition, exploration and, if warranted, development of mineral resource projects in the United States and Colombia. The condensed consolidated interim financial statements of the Company as at and for the nine months ended May 31, 2018, comprise the Company and its subsidiaries. The Company is considered to be in the exploration stage as it has not placed any of its exploration and evaluation assets into production.

The Company is in the process of exploring its exploration and evaluation assets and has not yet determined whether any of its properties contain mineral reserves that are economically recoverable. The recoverability of the amounts spent for exploration and evaluation is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.

The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. The operations of the Company will require various licenses and permits from various governmental authorities, which are or may be granted subject to various conditions and may be subject to renewal from time to time. There can be no assurance that the Company will be able to comply with such conditions and obtain or retain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects. Failure to comply with these conditions may render the licences liable to forfeiture.

These condensed consolidated interim financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. The Company’s ability to continue on a going concern basis beyond the next twelve months depends on its ability to successfully raise additional financing for the substantial capital expenditures required to achieve planned principal operations. While the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

These condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate, and such adjustment could be material.

2.
BASIS OF PRESENTATION

a)
Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended August 31, 2017.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended May 31, 2018
(Unaudited - stated in Canadian dollars)

2.
BASIS OF PRESENTATION (continued)

b)
Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)
Functional and presentation currency

The presentation currency of the Company is the Canadian dollar.

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company. The functional currency of Miranda Gold Corp., the parent company, is the Canadian dollar and the functional currency of the Company’s US subsidiary, Miranda Gold USA Inc., is the United States dollar. The functional currency of all of the Company’s Canadian subsidiaries, Colombian subsidiaries, and Colombian branch operations is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21 The Effects of Changes in Foreign Exchange Rates (“IAS 21”).

d)
Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended August 31, 2017.

3.
SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company as at and for the year ended August 31, 2017.

New standards, interpretations and amendments not yet effective

A number of new standards, amendments to standards and interpretations are not yet effective as of May 31, 2018, and have not been applied in preparing these condensed consolidated interim financial statements. None of these are expected to have a material effect on the financial statements of the Company.

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended May 31, 2018
(Unaudited - stated in Canadian dollars)

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

New standards, interpretations and amendments not yet effective (continued)

i.
New standards, effective for annual periods beginning on or after January 1, 2018

New standard IFRS 2 Classification and Measurement of Share-based Payment Transactions – Amendments to IFRS 2

The IASB issued amendments to IFRS 2 Share-based Payment in relation to the classification and measurement of share-based payment transactions. The amendments address three main areas:

●
The effects of vesting conditions on the measurement of a cash-settled share-based payment transaction;
●
The classification of a share-based payment transaction with net settlement features for withholding tax obligations; and
●
The accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity- settled.

New standard IFRS 9 Financial Instruments – Classification and Measurement

IFRS 9 is a new standard on financial instruments that will replace IAS 39, Financial Instruments: Recognition and Measurement.

IFRS 9 addresses classification and measurement of financial assets and financial liabilities as well as de-recognition of financial instruments. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss.

New standard IFRS 15 Revenue from Contracts with Customers

IFRS 15 replaces all existing revenue requirements in IFRS (IAS 11 Construction Contracts; IAS 18 Revenue; IFRIC 13 Customer Loyalty Programmes; IFRIC 15 Agreements for the Construction of Real Estate; IFRIC 18 Transfers of Assets from Customers; and SIC 31 Revenue – Barter Transactions Involving Advertising Services) and applies to all revenue arising from contracts with customers, unless the contracts are in the scope of other standards, such as IAS 17 (or IFRS 16 Leases, once applied). Its requirements also provide a model for the recognition and measurement of gains and losses on disposal of certain non-financial assets, including property, plant and equipment and intangible assets.

The standard outlines the principles an entity must apply to measure and recognise revenue. The core principle is that an entity will recognise revenue at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer.

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended May 31, 2018
(Unaudited - stated in Canadian dollars)

4.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Categories of Financial Assets and Financial Liabilities: All financial instruments are classified into one of the following categories: fair value through profit or loss (FVTPL); held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities, and the classification of the financial instruments is consistent with those disclosed in the consolidated financial statements as at and for the year ended August 31, 2017. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	May 31, 2018	August 31, 2017
Cash	FVTPL	$ 623,437	$ 1,243,911
Amounts receivable	Loans and receivables	6,339	4,166
Marketable securities	Available-for-sale	14,000	32,000
Investments	Available-for-sale	-	188,040
Advances	Loans and receivables	500	473
Accounts payable and accrued liabilities	Other liabilities	42,275	268,033

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 -
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 -
Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 -
Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for amounts receivable, advances, and accounts payable and accrued liabilities approximate their fair value due to their short-term nature. The fair value of cash, marketable securities, and investments are determined as follows:

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at May 31, 2018
	Level 1	Level 2	Level 3
Cash	$ 623,437	$ -	$ -	$ 623,437
Marketable securities	14,000	-	-	14,000
Investments	-	-	-	-
Total	$ 637,437	$ -	$ -	$ 637,437

Financial Risk Management: All aspects of the Company’s risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as at and for the year ended August 31, 2017.

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended May 31, 2018
(Unaudited - stated in Canadian dollars)

5.
CASH

	As at May 31, 2018	As at August 31, 2017
Canadian dollar denominated deposits	$ 409,946	$ 397,772
US dollar denominated deposits	141,660	812,862
Colombian Peso denominated deposits	71,831	33,277

Total	$ 623,437	$ 1,243,911

6.
AMOUNTS RECEIVABLE

	As at May 31, 2018	As at August 31, 2017
Amounts due from the Government of Canada pursuant to HST input tax credits	$ 4,664	$ 2,580
Other amounts receivable	1,675	1,586

Total	$ 6,339	$ 4,166

7.
INVESTMENTS AND MARKETABLE SECURITIES

At May 31, 2018, the Company had the following investments and marketable securities:

			August 31, 2017	May 31, 2018		Fair Value at May 31, 2018
Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (losses)	Unrealized gains (losses) for the nine month period ended	Accumulated unrealized holding gains (losses)
Publicly traded companies:
Prism Resources Inc.	200,000	$ 18,400	$ 13,600	$ (18,000)	$ (4,400)	$ 14,000
Privately held companies:
Alaska Gold Torrent, LLC (1)	-	188,040	-	-	-	-
	200,000	$ 206,440	$ 13,600	$ (18,000)	$ (4,400)	$ 14,000
(1)
disposed of in June 2018, Note 10(a)

8.
ADVANCES AND PREPAID EXPENSES

	As at May 31, 2018	As at August 31, 2017
Advances held by employees in Colombia	$ 500	$ 473
Prepaid expenses in Canada	202,221	41,627
Total	$ 202,721	$ 42,100

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended May 31, 2018
(Unaudited - stated in Canadian dollars)

9.
EQUIPMENT

	Canada	United States			Colombia
	Computer Equipment	Computer Equipment	Furniture & Fixtures	Field Equipment	Computer Equipment	Field Equipment	TOTAL
Cost:
Balance at August 31, 2017	$ 1,391	$ 73,258	$ 9,993	$ 52,385	$ 90,714	$ 66,486	$ 294,227
Assets acquired	-	-	-	-	-	-	-
Assets disposed of	(1,391)	-	-	-	-	-	(1,391)
Foreign exchange adjustments	-	2,407	328	1,722	-	-	4,457
Balance at May 31, 2018	$ -	$ 75,665	$ 10,321	$ 54,107	$ 90,714	$ 66,486	$ 297,293

Accumulated depreciation:
Balance at August 31, 2017	$ 812	$ 71,920	$ 8,306	$ 42,718	$ 78,456	$ 42,627	$ 244,839
Depreciation	-	304	256	1,831	2,760	5,367	10,518
Assets disposed of	(812)	-	-	-	-	-	(812)
Foreign exchange adjustments	-	2,370	278	1,446	-	-	4,094
Balance at May 31, 2018	$ -	$ 74,594	$ 8,840	$ 45,995	$ 81,216	$ 47,994	$ 258,639

Carrying amounts:
August 31, 2017	$ 579	$ 1,338	$ 1,687	$ 9,667	$ 12,258	$ 23,859	$ 49,388
May 31, 2018	$ -	$ 1,071	$ 1,481	$ 8,112	$ 9,498	$ 18,492	$ 38,654

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended May 31, 2018
(Unaudited - stated in Canadian dollars)

10.
EXPLORATION AND EVALUATION ASSETS

Miranda acquires mineral properties through application, staking, and from third party vendors, some of which are subject to a net smelter return royalty (“NSR”) or underlying lease payments. Subsequently, the Company may enter into agreements to sell a portion of its interest in its mineral properties to third parties in exchange for exploration expenditures, royalty interests and cash, and / or share based payments.

Miranda cannot guarantee title to all of its exploration and evaluation assets as the properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers and title may be affected by undetected defects. Certain of the mineral rights held by Miranda are held under applications for mineral rights, and until final approval of such applications is received, Miranda’s rights to such mineral rights may not materialize, and the exact boundaries of Miranda’s properties may be subject to adjustment.

Exploration and evaluation assets at May 31, 2018, are as follows:

	August 31, 2017	Additions	Recoveries	Write-off	Effect of movement in exchange rates	May 31, 2018

Alaska:
Renshaw Royalty	$ 194,562	$ 80,068	$ -	$ -	$ 6,809	$ 281,439

Colombia:
Antares	99,909	-	-	-	-	99,909
Argelia	265,240	-	-	-	-	265,240
Cauca	-	-	-	-	-	-
Cerro Oro	-	-	-	-	-	-
Kuntur	-	-	-	-	-	-
Lyra	-	-	-	-	-	-
Mallama	298,216	-	-	-	-	298,216
Oribella	36,088	-	-	-	-	36,088

699,453	-	-	-	-	699,453
$ 894,015	$ 80,068	$ -	$ -	$ 6,809	$ 980,892

Complete details on the Company’s exploration and evaluation assets and expenditures can be found in Note 10 of the August 31, 2017, annual consolidated financial statements.

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended May 31, 2018
(Unaudited - stated in Canadian dollars)

10.
EXPLORATION AND EVALUATION ASSETS (continued)

Exploration and evaluation expenditures

Exploration and evaluation expenditures recorded in the condensed consolidated interim statements of comprehensive loss for the nine-month period ended May 31, 2018 and 2017 are as follows:

	Nine months ended May 31, 2018			Nine months ended May 31, 2017
	Exploration Expenditures	Recoveries from funding partners	Net Exploration expenditures	Exploration Expenditures	Recoveries from funding partners	Net Exploration expenditures

North America:
General exploration	$ 11,426	$ -	$ 11,426	$ 45,280	$ -	$ 45,280
Lucky Shot / Willow	443	-	443	69,920	-	69,920
	11,869	-	11,869	115,200	-	115,200

Colombia:
Antares	56,422	-	56,422	-	-	-
Argelia	85,266	-	85,266	-	-	-
Cauca	73,423	-	73,423	-	-	-
Cerro Oro	12,080	-	12,080	-	-	-
Lyra	34,963	-	34,963	-	-	-
Mallama	197,175	-	197,175	-	-	-
Oribella	118,604	-	118,604	-	-	-
General exploration	306,966	-	306,966	900,247	-	900,247
	884,899	-	884,899	900,247	-	900,247
TOTAL	$ 896,768	$ -	$ 896,768	$ 1,015,447	$ -	$ 1,015,447

a)
Lucky Shot project, Willow Creek mining district, Alaska

On November 15, 2013, Miranda entered into an 80-year mining lease for the Lucky Shot (previously called Willow Creek) property with Alaska Hardrock Inc. The Lucky Shot project consists of certain patented lode mining claims and State of Alaska lode mining claims. The terms of the lease require minimum annual lease payments of the greater of US$150,000 or the calculated production royalty according to the agreement, to be made on each January 15. The property is subject to various NSR’s to various holders, the amounts of which are dependent on the price of gold, however, in aggregate would not exceed 5.8% - subject to the purchase of the 3.3% Renshaw Royalty (below).

Lease Due Dates	Minimum payment to Lessor (in US dollars)
November 15, 2013 (paid)	50,000
January 15, 2014 to January 15, 2018 (paid)	700,000
January 15, 2019 and each year thereafter for the term of the lease	150,000

Effective November 5, 2014, Miranda signed an exploration and option to enter a joint venture agreement (the “Agreement”) on the Lucky Shot project with Gold Torrent, Inc. (“GTI”). During fiscal 2017, GTI completed the initial earn-in obligation prescribed under the Agreement, and entered into a mining joint venture agreement (“Mining Venture Agreement”), contemporaneously forming Alaska Gold Torrent, LLC (“AGT LLC”), an Alaska limited liability company. The initial ownership of AGT LLC was 70% GTI and 30% Miranda.

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended May 31, 2018
(Unaudited - stated in Canadian dollars)

10.
EXPLORATION AND EVALUATION ASSETS (continued)

a)
Lucky Shot project, Willow Creek mining district, Alaska (continued)

During the year ended August 31, 2017, the Company transferred its share of AGT LLC from exploration and evaluation assets (Willow Creek) to investments. The Company determined that significant influence did not exist and recorded the investment at cost.

Effective on May 15, 2018, GTI did not complete the required transactions contemplated under their amended agreements with CRH Funding II Pte. Ltd. (“CRH Funding”) and CRH Mezzanine Pte. Ltd (“CRH Mezzanine”), collectively referred to as “CRH”, and GTI and AGT LLC have now defaulted on these agreements and the Deed of Trust.

CRH has now foreclosed on the Deed of Trust. Pursuant to a Membership Transfer and Assignment Agreement between the parties, both GTI and Miranda have now transferred their respective ownership in AGT LLC to CRH for the consideration of CRH assuming all of the obligations of GTI and Miranda under the AGT LLC Operating Agreement and that each of the parties is released from all liability on such assumed obligations arising after the date of transfer, being June 13, 2018. Miranda recorded a loss on disposal of this investment of $189,972 in the period.

b)
Renshaw Royalty

The Company has an agreement with Mr. Daniel Renshaw (“Renshaw”) for the purchase of his 3.3% royalty held on the Lucky Shot (Willow Creek), Alaska project. Miranda and Renshaw have separated the Renshaw royalty into the area that covers the patented mining claims on the west side of the project (the “’A’ Royalty”) and the area that covers the patented mining claims on the east side of the project (the “’B’ Royalty”). The ‘A’ Royalty covers the area, including the Coleman resource, the plan for which is to initially develop and place this area into production. The ‘B’ Royalty covers ground that is prospective for exploration including the Bullion Mountain targets.

Miranda has agreed to purchase up to 100% of the ‘A’ Royalty in a series of seven (7) contracts, with each subsequent contract contingent on the prior contract being paid in full. Pursuant to each contract Miranda will purchase 0.4% to 0.5% of the ‘A’ Royalty for each cumulative US$143,000 of principal paid at the rate of US$5,000 per month plus interest, with the first payment commencing on October 31, 2015.

As each contract is paid Miranda will register its ownership of the ‘A’ Royalty purchased. If Miranda does not complete payment of any contract the remainder of the ‘A’ Royalty will remain with Renshaw. The seven contracts will be over an aggregate period of up to 200 months, but such contracts and payments can be accelerated and paid off at any time, providing that Miranda pays Renshaw the full payment of an aggregate US$1,000,000 of principal so that Miranda will have purchased the entire 3.3% ‘A’ Royalty.

In addition, Renshaw has agreed to grant Miranda the option to purchase the ‘B’ Royalty, which option may be exercised at any time provided that the ‘A’ Royalty contracts are not in default. Miranda may purchase up to 100% of the ‘B’ Royalty for the aggregate amount of US$500,000 in principal to be paid under terms, conditions and instalments that are generally consistent with those of the ‘A’ Royalty.

As at May 31, 2018, the Company has paid $281,439 towards the purchase of the first of the series of the ‘A’ Royalty contracts, all of which is being capitalized as exploration and evaluation assets.

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended May 31, 2018
(Unaudited - stated in Canadian dollars)

10.
EXPLORATION AND EVALUATION ASSETS (continued)

c)
Colombia – Antares Project

On October 9, 2015, the Company executed an option agreement (the “Antares Option”) by and amongst Activos Mineros de Colombia S.A.S. (“AMC”), the Company, and the Company’s subsidiary MAD II, and the Colombian Branch of MAD II to acquire the Antares property. On October 14, 2016, the Company paid the annual minimum operation payment to AMC of $76,880 (US$60,000) pursuant to the Antares Option. Upon commencing commercial production (as defined in the agreement), the minimum operation payments will cease and the payment of a 1.8% NSR will commence. No further payments will be due on Antares until 30-days after the registration of the Mining Concession Contract for Antares with the National Mining Registry of Colombia.

On March 7, 2017, the Company signed an option agreement (the “Agreement”) that allows IAMGold Corporation (“IAMGold”) (TSX: IMG, NYSE: IAG) to earn an interest in the Antares Project in Colombia by conducting exploration on a scheduled earn-in basis.

IAMGold has incurred US$100,000 in expenditures during the calendar year 2017 (complete) and has maintained the right to enter into the option - which shall begin on the later of January 1, 2018, or such other date on which the mineral title to one or more of the exploration applications making up the Antares Project has been granted by the Colombian government – expected to occur in 2018. At such time, should IAMGold elect to enter into the option, it will be obligated to incur US$750,000 in expenditures during the subsequent 12 months.

d)
Colombia – Cauca Project

On June 18, 2018, the Company executed an option agreement on the Cauca project - an advanced gold-copper project in the Miocene-age mineral belt of southern Colombia. The Cauca project is in the Cauca department, 47km south of the department capital Popayan - in the Almaguer Mining District - and consists of one title and one application, for a total land area of 1,808 hectares.

The option agreement, to earn up to 100% of the Cauca Project in three phases, is as follows:

i)
To acquire the first 51% undivided interest in the Cauca project:

Performance Date	Annual Expenditure Amount	Cumulative Expenditure Amount
First anniversary of Effective Date	US$250,000 (1)	US$250,000
Second anniversary of Effective Date	US$750,000	US$1,000,000
Third anniversary of the Effective Date	US$2,000,000	US$3,000,000
Fourth (2) anniversary of Effective Date	US$2,000,000	US$5,000,000

(1) obligation
(2) may be extended up to 12-months with payment of US$500,000

Also included in the earn-in, is a commitment to core drill up to 12,000 meters, to be completed during the first earn-in period.

Subsequent to Miranda’s exercise of the first option, the vendor shall be entitled to a 1.5% NSR royalty (the “Base Royalty”) on any gold or gold equivalent ounces in excess of one million ounces produced from the property.

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended May 31, 2018
(Unaudited - stated in Canadian dollars)

10.
EXPLORATION AND EVALUATION ASSETS (continued)

d)
Colombia – Cauca Project (continued)

ii)
To acquire the second 19% undivided interest in the Cauca project:

Performance Date	Annual Expenditure Amount	Cumulative Expenditure Amount
First anniversary of the exercise of first option	$2,000,000	$7,000,000
Second anniversary of the exercise of first option	$4,500,000	$11,500,000

Also included is a commitment to core drill up to 15,000 meters, to be completed during the second earn-in period, for a total commitment of 27,000 meters.

iii)
To acquire the final 30% undivided interest in the Cauca project:

Performance Date	Performance Criteria
First anniversary of the exercise of second option	Delivery of a NI 43-101 Preliminary Economic Assessment (“PEA”), with the cost borne entirely by Miranda.
Maximum of 120 days following the delivery of the PEA	Delivery of a notice of intent to purchase the remaining 30%.
Maximum of 90 (or 180) days following the delivery of the intent to purchase
Agreement as to the fair market value (“FMV”) of the Cauca project, within 90 days, to be mutually determined; or failing mutual agreement, by the use of an independent professional valuation expert. The valuation expert, if needed, may be given an additional 90 days to produce the final FMV report.

Maximum of 60 days following the FMV agreement or delivery of the final FMV report on the Cauca project
Payment of the pro-rata portion of the FMV, in cash. Payment of a 1.5% NSR royalty on all gold and gold equivalent ounces of production from the property (replacing the Base Royalty), beginning from the FMV agreement closing date and continuing for the life-of-mine.

In addition, there will be a payment due to the vendor based upon either Miranda’s Maiden NI 43-101 Technical Report, or Miranda’s Maiden internal resource estimate – either of which must contain an estimate of measured, indicated and/or inferred gold resources on the property (the “Resource Bonus”). The payment of the Resource Bonus shall be calculated as USD$5.00 per ounce of gold or gold equivalent of such resources to a maximum of USD $4,500,000. The Resource Bonus shall be payable in two tranches: the first 50% shall be due on the date of the exercise of the first option, and the second 50% shall be due 12-months later.

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended May 31, 2018
(Unaudited - stated in Canadian dollars)

10.
EXPLORATION AND EVALUATION ASSETS (continued)

e)
Colombia – Cerro Oro Project

On January 8, 2018, the Company notified the lessee of its intent to terminate the Cerro Oro Option and return the property. The process of termination will include the unwinding of the trust agreement between the Company, the lessees, and the trustee.

f)
Colombia – Kuntur Project

The Company has applied to the Agencia Nacional de Mineria (“ANM”), for several separate titles comprising the Kuntur project which totals nearly 48,000 hectares and directly adjoins AngloGold Ashanti Limited’s (NYSE: AU) Quebradona (Nuevo Chaquiro) District on the northwest and southeast. Miranda will soon begin reconnaissance prospecting and stream sediment sampling on Kuntur. Miranda paid approximately $20,300 for these applications and is currently seeking conversion to titles.

g)
Colombia – Lyra Project

The Company has applied to the ANM, for fourteen separate titles comprising the Lyra project, which totals more than 53,000 hectares and directly adjoins Continental Gold Inc.’s (TSX: CNL) Buriticá project - covering more than 25 km of the Tonusco Fault that extends south from the Buriticá vein system. Miranda paid approximately $20,500 for these applications and is currently seeking conversion to titles.

h)
Colombia – Mallama Project

On August 31, 2017, Miranda completed the acquisition of the Mallama project (“Mallama”) by an outright purchase of 100% of the shares of the Colombian simplified share company, Minera Mallama S.A.S. (“Mallama SAS”).

During the fiscal year ended August 31, 2017, Miranda paid a total of $298,216 in outstanding fees due to ANM prior to the final effective date of the purchase. Upon receipt of suitable drill permits on Mallama, without any future time constraint, Miranda is required to make an additional payment of US$200,000 to the former shareholders of Mallama SAS. An NSR of four percent (4%) will be payable to the former shareholders, with a minimum of US$1.0m payable within three years of the commencement of commercial production, capped at US$4.0m over the life of the mine.

There are no minimum work commitments or any other milestones on Mallama, and no acquisition restrictions imposed on Miranda for any adjacent property.

i)
Colombia – Oribella Project

On May 13, 2014, the Company acquired the original Oribella project, in the Antioquia Department of Colombia, through a purchase agreement with Antioquia Gold Inc. (“Antioquia Gold”). Miranda has subsequently expanded the Oribella land package contiguously, to where the expanded project now adjoins Orosur Mining Inc.’s (TSX/AIM: OMI) Anza project – which contains the APTA vein deposit and the Charrascala porphyry-epithermal anomalies.

The original Oribella project land area is subject to a 0.5% royalty to Antioquia Gold that can be purchased for US$1,500,000 and a 2% royalty to Soratama Gold (a wholly owned subsidiary of Barrick Gold Corporation). Miranda acquired the original property, subject to the royalties, by making the license canon payment on May 14, 2014, of $62,715, and will also reimburse Antioquia Gold for the application payment of COP 101,136,976 (approximately US$35,000) when the property is registered with the ANM as a concession contract. No other obligations are required to keep the project in good standing, and Miranda may drop or reduce the lands at any time.

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended May 31, 2018
(Unaudited - stated in Canadian dollars)

11.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at May 31, 2018	As at August 31, 2017
Trade and other payables in Canada	$ 3,232	$ 42,619
Trade and other payables in the USA	1,485	720
Trade and other payables in Colombia	13,477	34,768
Amounts payable and accrued liabilities to related parties	24,081	14,422
Accrued employment termination liabilities to a related party	-	175,504

Total	$ 42,275	$ 268,033

12.
SHARE CAPITAL

a)
Authorized: An unlimited number of common shares without par value.

b)
Share issuance:

At May 31, 2018, the Company had 132,517,577 common shares issued and outstanding (August 31, 2017 – 105,005,077). A summary of changes in share capital and reserves is contained in the condensed consolidated interim statements of changes in equity for the nine months ended May 31, 2018, and 2017.

On March 9, 2018, the Company completed a non-brokered private placement of 27,512,500 units at a price of $0.055 per unit, for gross proceeds of $1,513,188. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of Miranda at a price of $0.12 until March 9, 2022. The proceeds of the financing of $1,513,188 were allocated on a relative fair value basis as $972,798 to common shares and $540,390 as to warrants. Cash share issue costs pursuant to this private placement were an additional $50,668. The assumptions used in the Black-Scholes option pricing model for the relative fair value allocation were: a risk-free interest rate of 2.02%; an expected volatility of 101.3%; an expected life of 4 years; and an expected dividend of zero.

c)
Stock Options Outstanding:

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of a fixed number of not more than 10,491,890 options to acquire common shares to its directors, officers, employees and consultants. The Board of Directors determines the vesting terms of each stock option grant at the time of the grant.

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended May 31, 2018
(Unaudited - stated in Canadian dollars)

12.
SHARE CAPITAL (continued)

c)
Stock Options Outstanding (continued):

The continuity for stock options for the nine-month period ended May 31, 2018, is as follows:

Number outstanding Aug 31, 2017	Granted	Exercised	Expired/ Cancelled	Number outstanding May 31, 2018	Exercise price per share	Expiry date	Weighted average remaining contractual life in years
875,000	-	-	(875,000)	-	$ 0.305	Sep. 24, 2017	-
722,500	-	-	(200,000)	522,500	$ 0.155	Oct. 17, 2018	0.38 yrs
960,000	-	-	(300,000)	660,000	$ 0.145	Sep. 3, 2019	1.26 yrs
100,000	-	-	-	100,000	$ 0.145	Feb. 16, 2020	1.72 yrs
1,425,000	-	-	(350,000)	1,075,000	$ 0.12	Jan. 28, 2021	2.67 yrs
300,000	-	-	-	300,000	$ 0.12	Apr. 25, 2021	2.90 yrs
2,175,000	-	-	(150,000)	2,025,000	$ 0.09	Jan. 25, 2022	3.66 yrs
6,557,500	-	-	(1,875,000)	4,682,500	$ 0.115	(weighted average)	2.64 yrs
			Exercisable	4,682,500	$ 0.115	(weighted average)	2.64 yrs

As at May 31, 2018, all of the outstanding stock options were vested and exercisable, with a weighted average exercise price of $0.115. The intrinsic value of the vested stock options was $nil. The intrinsic value of the vested stock options outstanding at February 28, 2018, is calculated on the difference between the exercise prices of the underlying vested options and the quoted price of our common stock as of the reporting date of May 31, 2018, being $0.045.

d)
Stock-Based Compensation:

The fair value of each option granted to employees, officers and directors was estimated on the date of grant using the Black-Scholes option-pricing model.

Fiscal 2018

There were no stock options granted in the nine-month period ended May 31, 2018.

Fiscal 2017

During the nine-month period ended May 31, 2017, the Company recorded $133,468 in stock-based compensation expense upon the immediate vesting of the 2,310,000 options granted on January 25, 2017. The fair value of the 2,310,000 options granted on January 25, 2017, was determined using a risk free interest rate of 0.76%, an expected volatility of 182%, an expected life of 3.0 years, and an expected dividend of zero for a total fair value of $133,468 or $0.058 per option. Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended May 31, 2018
(Unaudited - stated in Canadian dollars)

12.
SHARE CAPITAL (continued)

d)
Share Purchase Warrants:

The continuity for share purchase warrants for the nine months ended May 31, 2018, is as follows:

Number outstanding August 31, 2017	Issued	Exercised	Expired/ Cancelled	Number outstanding May 31, 2018	Exercise price	Expiry date	Weighted average remaining life in yrs
20,835,800	-	-	20,835,800	-	-	Dec. 19, 2017	-
29,140,555	-	-	-	29,140,555	$ 0.12	Jun.23, 2021	3.07 yrs
-	27,512,500	-	-	27,512,500	$ 0.12	Mar. 9, 2022	3.78 yrs
49,976,355	27,512,500	-	20,835,800	56,653,055	$ 0.12	(weighted average)	3.41 yrs

13.
RELATED PARTY TRANSACTIONS

a)
The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name
Nature of transactions

Goldnor Global Management Inc. (“GGMI”)
Consulting as CFO, Corporate Secretary,
     corporate compliance services and
     financial reporting

The Company incurred the following fees in connection with individuals and companies owned, or partially owned, by key management and directors. Expenses have been measured at the exchange amount, which is determined on a cost recovery basis.

	Three months ended	Nine months ended
	May 31, 2018	May 31, 2017	May 31, 2018	May 31, 2017
Consulting fees – GGMI	$ 37,500	$ 37,500	$ 167,500	$ 100,000

Amounts owing to related parties are disclosed in Note 11.

b)
Compensation of directors and members of key management personnel (CEO, CFO, Corporate Secretary):

The remuneration of directors and members of key management personnel, including amounts disclosed in Note 13(a), during the nine-month period ended May 31, 2018, and 2017 were as follows:

	Three months ended		Nine months ended
	May 31, 2018	May 31, 2017	May 31, 2018	May 31, 2017
Consulting fees	$ 37,500	$ 37,500	$ 167,500	$ 100,000
Salaries and benefits (1)	87,900	114,331	254,264	297,508
Directors fees	14,212	10,326	206,658	30,645
Share based compensation	-	-	-	121,335
Total	$ 139,612	$ 162,157	$ 628,422	$ 549,488

 (1) – a portion of salaries are included in exploration and evaluation expenditures

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended May 31, 2018
(Unaudited - stated in Canadian dollars)

14.
SEGMENTED DISCLOSURE

The Company operates in the mineral exploration sector within Colombia.

Notes 9 and 10 provide disclosure as to the geographic location of equipment, the exploration and evaluation assets, and geographical exploration expenditures.

15.
MANAGEMENT OF CAPITAL

The Company manages its common shares, stock options and warrants as capital (see Note 12). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable level of risk. The Company is not subject to any externally imposed capital requirements.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue debt, acquire or dispose of assets, or adjust the amount of cash on hand.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary, depending on various factors including successful capital deployment and general industry conditions.

In order to maximize ongoing exploration expenditures, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury on deposit in interest bearing Canadian chartered bank accounts and / or short-term guaranteed investment certificates.

The Company estimates that it will require additional funding to carry out its exploration plans and operations through the next twelve months.